INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "***Agreement***"), is made as of October 13th, 2021, by and among The Farm Project, PBC, Inc., a Delaware public benefit corporation (the "***Company***"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "***Investor***", and the Key Holders (as defined below) listed on Schedule B hereto, and any Additional Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 6.9 hereof.

RECITALS

WHEREAS, the Investors are parties to that certain Series A Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (the "***Purchase Agreement***"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, the Company and the Key Holders.

NOW, THEREFORE, the parties to this Agreement agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "***Affiliate***" means, with respect to any specified Person, (i) any Person who directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or (ii) any venture capital fund or registered investment company now or hereafter existing which is controlled or managed by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person, or (iii) solely in connection with a distribution of the assets of such Person in connection with the dissolution of such Person, the partners, members, stockholder or other equity holders of any kind of such Person, regardless of whether such partners, members, shareholders or other equity owners control such Person.

1.2 "***Approved Exchange***" means the New York Stock Exchange, the Nasdaq Stock Market or another exchange or marketplace approved by the Board of Directors.

1.3 "***Board of Directors***" means the board of directors of the Company.

1.4 "***Certificate of Incorporation***" means the Company's Amended and Restated Certificate of Incorporation, as amended or restated from time to time.

1.5 "***Common Stock***" means shares of the Company's common stock, par value $0.00001 per share.

1.6 "***Competitor***" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in providing products or services that directly or

indirectly compete with those of the Company, including without limitation any director, officer, or holder of at least 20% of the outstanding equity such Person, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor; *provided, however*, that Structure Capital shall not be deemed a Competitor under this Agreement.

1.7 "***Damages***" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.8 "***Deemed Liquidation Event***" has the meaning given to such term in the Certificate of Incorporation.

1.9 "***Derivative Securities***" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.10 "***Direct Listing***" means the initial listing of the Company's Common Stock on an Approved Exchange by means of an effective registration statement on Form S-1 filed by the Company with the Securities and Exchange Commission which registers shares of outstanding Common Stock for resale (i.e. secondary shares) and/or shares of Common Stock to be issued in connection with such listing (i.e. primary shares). For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten public offering of the Company's Common Stock registered under the Act. Any and all mentions of an underwritten offering or underwriters contained herein shall not apply to a Direct Listing.

1.11 "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.12 "***Excluded Registration***" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.13 "***FOIA Party***" means a Person that, in the reasonable determination of the Board of Directors, may be subject to, and thereby required to disclose non-public information

furnished by or relating to the Company under, the Freedom of Information Act, 5 U.S.C. 552 ("***FOIA***"), any state public records access law, any state or other jurisdiction's laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement.

1.14 "***Form S-1***" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.15 "***Form S-3***" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.16 "***GAAP***" means generally accepted accounting principles in the United States as in effect from time to time.

1.17 "***Holder***" means any holder of Registrable Securities who is a party to this Agreement.

1.18 "***Immediate Family Member***" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.19 "***Initiating Holders***" means, collectively, Holders who properly initiate a registration request pursuant to Subsection 2.1(a) or 2.1(b).

1.20 "***IPO***" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.21 "***Key Holder***" means each of Jacob Pechenik, Greg Liberman and Greg Campbell.

1.22 "***Key Holder Registrable Securities***" means the shares of Common Stock held by the Key Holders.

1.23 "***Major Investor***" means any Investor that, individually or together with such Investor's Affiliates, holds at least 137,800 shares of Series A Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.24 "***New Securities***" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.25 "***Person***" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.26 "***Preferred Stock***" means, collectively, all shares of the Company's Series A Preferred Stock, $0.00001 par value per share, all shares of the Company's Series A-1 Preferred Stock, $0.00001 par value per share, all shares of the Company's Series A-2 Preferred Stock, $0.00001 par value per share, all shares of the Company's Series A-3 Preferred Stock, $0.00001 par value per share, and all shares of the Company's Series A-4 Preferred Stock, $0.00001 par value per share.

1.27 "***Registrable Securities***" means: (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) the Key Holder Registrable Securities; (iii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors or Key Holders after the date hereof; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i), (ii) and (iii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection 2.13 of this Agreement.

1.28 "***Registrable Securities then outstanding***" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.29 "***Restricted Securities***" means the securities of the Company required to be notated with the legend set forth in Subsection 2.12(b) hereof.

1.30 "***SEC***" means the Securities and Exchange Commission.

1.31 "***SEC Rule 144***" means Rule 144 promulgated by the SEC under the Securities Act.

1.32 ***"SEC Rule 145***" means Rule 145 promulgated by the SEC under the Securities Act.

1.33 "***Securities Act***" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.34 "***Selling Expenses***" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.6.

1.35 "***SPAC Transaction***" means the Company's completion of a merger, combination, consolidation or share exchange with a special purpose acquisition company or its subsidiary (a "***SPAC***") in which the common stock (or similar securities) of the surviving or parent entity are listed for trading on an Approved Exchange.

1.36 "***Structure Capital***" means Structure Capital Annex F, LLC.

1.37 "***WTI Warrant***" means that certain warrant to purchase securities of the Company to be issued by the Company to Venture Lending & Leasing IX, LLC (the "***WTI Investor***") in connection with a secured debt financing transaction, in the form to be approved by the Board of Directors.[1]

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (i) five (5) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of (A) the registration statement for the IPO, (B) the registration statement for the Direct Listing, or (C) the consummation of a SPAC Transaction, the Company receives a request from Holders of fifty percent (50%) of the Registrable Securities (in the case of clause (ii), excluding the Key Holder Registrable Securities) then outstanding that the Company file a Form S-1 registration statement with respect to Registrable Securities having an anticipated aggregate offering price, net of Selling Expenses, that would exceed $10 million, then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "***Demand Notice***") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty-five percent (25%) of the Registrable Securities (excluding the Key Holder Registrable Securities) then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within fifteen (15) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of

[1] NTD: This will be typical piggy-back registration rights. The form may not be fully-negotiated prior to the Initial Closing.

Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would: (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a) (i) during the period that is ninety (90) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company delivers notice of the same to the Initiating Holders within thirty (30) days of receiving the Demand Notice and is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Subsection 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Subsection 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Subsection 2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Subsection 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Subsection 2.1(d).

2.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration or Direct Listing), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to

terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each such Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities that are not Key Holder Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities, including the Key Holder Registrable Securities, are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Subsection 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in

accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities that are not Key Holder Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, (ii) the number of Registrable Securities included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering, or (iii) notwithstanding (ii) above, any Registrable Securities which are not Key Holder Registrable Securities be excluded from such underwriting unless all Key Holder Registrable Securities are first excluded from such offering. For purposes of the provision in this Subsection 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Subsection 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Subsection 2.3(a), fewer than fifty percent (50%) any of the Registrable Securities (other than the Key Holder Registrable Securities) that Holders (other than the Key Holders) have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to ninety (90) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $35,000, of one counsel for the selling Holders selected by Holders of a majority of the Registrable Securities to be registered (excluding the Key Holder Registrable Securities) ("***Selling Holder Counsel***"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities (excluding the Key Holder Registrable Securities) to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities (excluding the Key Holder Registrable Securities) agree to forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information, then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they

arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may

not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the first to occur of the IPO, Direct Listing or SPAC Transaction;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of thirty-five percent (35%) of the then outstanding Registrable Securities (excluding the Key Holder Registrable Securities), enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to (x) Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Subsection 6.9 and (y) the WTI Warrant.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter (in connection with an IPO), the Company (in connection with a Direct Listing) or the Company and the SPAC (in connection with a SPAC Transaction), during the period commencing on the date of the (a) public filing of the registration statement for the IPO or Direct Listing or (b) the closing of the SPAC Transaction, and ending on the date specified by the Company and the managing underwriter (for the IPO), the Company (for a Direct Listing) or the Company and the SPAC (for a SPAC Transaction) (such period not to exceed one hundred eighty (180) days) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (or, in the case of a SPAC Transaction, any shares of the common stock or other share capital of the SPAC or any securities convertible into or exercisable or exchangeable, directly or indirectly, for such common stock or other share capital received in exchange for or as consideration in respect of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock) held immediately prior to the effectiveness of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock, the common stock or share capital of the SPAC or other securities, in cash or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the first to occur of an IPO, Direct Listing or SPAC Transaction, provided that such provisions shall (i) not apply to the sale of any shares to an

underwriter pursuant to an underwriting agreement in the IPO, (ii) not apply to transfers to Affiliates of such Holder provided such Affiliate shall have furnished to the Company and, if applicable, the managing underwriter or SPAC, a written consent to be bound by this Agreement, and (iii) shall only be applicable to the Holders if all officers, directors and greater than one percent (1%) stockholders of the Company enter into similar agreements. The underwriters in connection with the IPO, and the SPAC in connection with a SPAC Transaction, are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO, the Company (in connection with a Direct Listing), and the Company or the SPAC (in connection with a SPAC Transaction) that are consistent with this Section 2.11 or that are necessary to give further effect thereto.

2.12 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.12(c)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any

proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder transfers Restricted Securities to an Affiliate of such Holder; provided that, in the case of sub-clause (y), each transferee agrees in writing to be subject to the terms of this Subsection 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13 Termination of Registration Rights. No Holder shall be entitled to request registration or inclusion of Registrable Securities in any registration pursuant to Subsections 2.1 or 2.2:

(a) upon or after the closing of a Deemed Liquidation Event;

(b) at such time after consummation of the first to occur of the IPO, Direct Listing or SPAC Transaction, as such Holder can (i) sell all shares held by it in compliance with Rule 144(b)(1)(i) or (ii) holds one percent (1%) or less of the Company's outstanding Common Stock and all Registrable Securities held by such Holder (together with any Affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3) month period without registration in compliance with Rule 144; or

(c) upon or after the third anniversary of the first to occur of the IPO, Direct Listing, or SPAC Transaction.

3. Information Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor:

(a) as soon as practicable, but in any event within one hundred twenty

(120) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year;

(b) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Subsection 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Subsection to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney- client privilege between the Company and its counsel.

3.3 Termination of Information Rights. The covenants set forth in Subsection 3.1 and Subsection 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the first to occur of the IPO, Direct Listing or SPAC Transaction; (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of

the Exchange Act; or (iii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.

3.4 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or to make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.4 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.4; provided that, notwithstanding the foregoing, no Investor or Holder may disclose confidential information of the Company to a Competitor; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Person is not a Competitor, and that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor (to the extent not prohibited by applicable law) promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

3.5 Waiver of Statutory Information Rights. Each Investor hereby acknowledges and agrees that until the consummation of the first to occur of the IPO, Direct Listing or SPAC Transaction, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock or Preferred Stock owned by such Investor (a "**Beneficial Owner**"), waived any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Subsections 3.1 and 3.2 of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Investor (provided for purposes of this Subsection 4.1 that the Board of Directors has not reasonably determined that such Investor is a

Competitor). An Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners (including special purpose vehicles owned by such limited partners), members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Investor ("***Investor Beneficial Owners***"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, (y) agrees to enter into this Agreement and each of the Voting Agreement and Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any such Competitor or FOIA Party shall not be entitled to any rights as a Major Investor under Subsections 3.1 and 3.2 or as an Investor under this Subsection 4.1), and (z) agrees to purchase at least such number of New Securities as are allocable hereunder to the Investor holding the fewest number of Preferred Stock and any other Derivative Securities.

(a) The Company shall give notice (the "***Offer Notice***") to each Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given (the "***Initial Election Period***"), each Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). At the expiration of the Initial Election Period, the Company shall promptly notify each Investor that elects to purchase or acquire all the shares available to it (each, a "***Fully Exercising Investor***") of any other Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Investors were entitled to subscribe but that were not subscribed for by the Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not

less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investors in accordance with this Subsection 4.1.

(d) The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO or Direct Listing; (iii) the issuance of shares of Preferred Stock to Additional Purchasers pursuant to Subsection 1.3 of the Purchase Agreement; and (iv) the WTI Warrant or the issuance of shares of Preferred Stock or Common Stock or other securities of the Company upon exercise thereof.

(e) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Subsection 4.1, the Company may elect to give notice to the Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Investor, maintain such Investor's percentage-ownership position, calculated as set forth in Subsection 4.1 before giving effect to the issuance of such New Securities.

4.2 Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the first to occur of the IPO, Direct Listing or SPAC Transaction; (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act; or (iii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.

5. Additional Covenants.

5.1 Insurance. The Company shall use commercially reasonable efforts to maintain, from financially sound and reputable insurers, Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board of Directors, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued.

5.2 Employee Agreements. Unless otherwise approved by the Board of Directors, the Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement.

5.3 Employee Stock. Unless otherwise approved by the Board of Directors, all future employees of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares or options over a four (4) year period, with the first twenty-five percent (25%) of such shares or options vesting following twelve (12) months of continued employment or service, and the remaining shares or options vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off

provision substantially similar to that in Subsection 2.11.

5.4 Board Matters. The Company shall reimburse the directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

5.5 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

5.6 Qualified Small Business Stock. The Company shall use commercially reasonable efforts to cause the shares of Preferred Stock issued pursuant to the Purchase Agreement, within the meaning of Section 1202(f) of the Internal Revenue Code (the "**Code**"), to constitute "qualified small business stock" as defined in Section 1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board of Directors of the Company determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the regulations promulgated thereunder. In addition, within twenty (20) business days after any Investor's written request therefor, the Company shall, at its option, either (i) deliver to such Investor a written statement indicating whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code or (ii) deliver to such Investor such factual information in the Company's possession as is reasonably necessary to enable such Investor to determine whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code. The Company shall use commercially reasonable efforts to ensure the accuracy of any such statement and any such factual information, but in no event shall the Company be liable to the Investors for any damages arising from any errors in the Company's determination with respect to the applicability or interpretation of Section 1202 of the Code, unless such determination shall have been given by the Company in a manner either grossly negligent or fraudulent.

5.7 Right to Conduct Activities. The Company hereby agrees and acknowledges that Structure Capital (together with its Affiliates) is a professional investment organization, and as such invests in and reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, Structure Capital shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by Structure Capital (or its Affiliates) in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of Structure Capital (or its Affiliates) to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained

pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

5.8 Termination of Covenants. The covenants set forth in this Section 5, except for Subsection 5.5 and 5.7, shall terminate and be of no further force or effect (i) immediately before the consummation of the first to occur of the IPO, Direct Listing or SPAC Transaction; (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act; or (iii) upon a Deemed Liquidation Event, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 68,910 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Subsection 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or equity owner of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. For the avoidance of doubt, Key Holder Registrable Securities remain subject to the terms and conditions of that certain Right of First Refusal and Co-Sale Agreement of even date herewith.

6.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for

convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B hereto, as applicable, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Subsection 6.5. If notice is given to the Company, a copy shall also be sent to VLP Law Group LLP, Attention: Helen E. Quinn at hquinn@vlplawgroup.com.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "***DGCL***"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of (i) the Company, (ii) holders of thirty-five percent (35%) of the then outstanding Registrable Securities (excluding the Key Holder Registrable Securities), and (iii) holders of a majority of the then outstanding Key Holder Registrable Securities; provided that the Company may in its sole discretion waive compliance with Subsection 2.12(c); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction, provided, that if any waiving Major Investor and/or its Affiliates purchases New Securities in such transaction, all non-waiving Major Investors shall be presented with the opportunity to purchase up to the same percentage (not to exceed 100%) of its pro rata share of New Securities issued in such transaction as was purchased by the waiving Major Investor purchasing the largest percentage of its pro rata share of New Securities in such transaction (it being further agreed that this proviso may not

be amended, modified or waived without the prior written consent of each Major Investor)), and (b) Subsections 3.1 and 3.2, and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of the holders of at least a majority of the Registrable Securities then outstanding and held by the Major Investors. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Subsection 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder. For the avoidance of doubt, no action or consent by the Investors shall be required for the Company to grant to the WTI Investor the registration rights contemplated by, and in accordance with, the WTI Warrant.

6.10 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States

District Court for the Southern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Southern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL- ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

COMPANY:

THE FARM PROJECT, PBC
a Delaware public benefit corporation

By:________________________________
Name: Jacob Pechenik
Title: Chief Executive Officer

Doc ID: e5232b8deb42ef6e155f679426e30fc50071801f

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

KEY HOLDERS:

JACOB PECHENIK

____

GREG LIBERMAN

____

GREG CAMPBELL

____

Doc ID: e5232b8deb42ef6e155f679426e30fc50071801f

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

KEY HOLDERS:

JACOB PECHENIK

____

GREG LIBERMAN

Greg Liberman
____

GREG CAMPBELL

____

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

KEY HOLDERS:

JACOB PECHENIK

____

GREG LIBERMAN

____

GREG CAMPBELL

Gregory S Campbell

____

Doc ID: 750509a3804f95a9698e08958765eb9ed92990fc

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

STRUCTURE CAPITAL ANNEX F, LLC

By: Jacob Shea
Jacob Shea, General Partner

Doc ID: 8c62985f109cb7b1fe040179b832e85ba4156e2f

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

SIMPLE CAPITAL FUTURE TWO, LLC

By: ______________________________
Name: Craig Shapiro
Title: Manager, Simple Capital Future GP Two, LLC

Doc ID: a83ce4ece565ec6dac07522a16cd541e7ceaa01d

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

SOGAL VENTURES I, LP

By: Elizabeth Galbut ______________________________
Name: Elizabeth Galbut
Title: Partner

Doc ID: 37312358227755b7199b7132643148f525a68c3a

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

NEST BUILDERS, LP

By:____________________
Name: Alex Cohen
Title: Authorized Signatory

Doc ID: 669accb67214621d9425260bd6d36d9e2606017c

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

ALEXIS GARCIA

Alexis Garcia

Doc ID: e561a5c010135b9975158c7b64586ea9f81e5d95

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

ANA PECHENIK

____
Ana Pechenik

Doc ID: c47629b2e303d7656f2dd2fd9e567c9c68f73863

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

AUSTIN FAMILY REVOCABLE TRUST

By: ______________________

Name: Jeff Austin

Title: trustee

Doc ID: f933cac16a457702520aab8a6d5c98349f9392d5

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

BASEPOINT VENTURES, LLC

By: ______________________

Name: Andrew Neuberger

Title: Managing Member

Doc ID: 64ab1d564cbfb4ca8ed320534d8d7e84a7c33d10

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

BRENDAN BRAZIER

/s/ Brendan Brazier

Brendan Brazier

Doc ID: 8639e1d618c0d7b479124044514ae70341f8428b

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

BRIAN HARRISON

____
Brian Harrison

Doc ID: 7eac68e7ed965eabb6ac79dda11abbd59d51e4d3

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

BRIAN SWETTE

____
Brian Swette

Doc ID: 71141a7868707835e5b6679d717a96432110dec1

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

CASEY EDGAR

/s/ Casey Edgar

Casey Edgar

Doc ID: 063c3ad6e14ebbcf0d7fdc6c5105fb5d28167d87

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

CHRISTOS KONSTANTAKOPOULOS

____

Christos Konstantakopoulos

Doc ID: 44574f7abd62e4d32040610426c9b2358f612668

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

D2M2 LLC

By: ______________________

Name: Marco Massini

Title: Managing Partner

Doc ID: f1e54884a2f78532f6e276a2b231d75a65576907

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

DAVID GENDRON

David Gendron

Doc ID: b7c9e1bcbb5f404c41833075415c63a7291d0b98

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

ELM TREE LLC

By: *Da Hyun Song*

Name: Da Hyun Song

Title: MANAGER

Doc ID: 875660e05127e0f605403413edd5aea372ba8a40

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

ESSEX HOLDINGS LTD.

By: ______________________________

Name: Claudia Shan

Title: Director of Invigo Worldwide Limited (corproate director of Essex Holdings Ltd.)

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

JAAR LLC

By: LR

Name: Lizanne Rosenst

Title: Manager

Doc ID: 20142eb238d8f5770da69d7636709a924acb6095

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

JARRETT MORENO



Jarrett Moreno

Doc ID: e3372f2c860a9914a6caffc89b8ca9cb9a1841c4

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

LAURA AND DAVID GOONE

Laura Goone

Laura Goone

David Goone

David Goone

Doc ID: 2abcd1610ee244af59d6a974167e2ea84c552fd4

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

MASA PARTNERS LLC

By: ______________________

Name: Maxim Duckworth

Title: Managing Member

Doc ID: 7fcb25647113a10d3513ec711699a949eac16d7e

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

MATTHEW GREENE

____
Matthew Greene

Doc ID: 68e7f877a54f5bac45264fa58bad5adaf672c441

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

MATTHEW R. TRANDALL AND KIMBERLY C. TRANDALL, AS TRUSTEE OF THE TRANDALL TRUST DATED AUGUST 19, 2021

By: Matt Trandall

Name: Matthew R. Trandall

Title: Manager

Doc ID: cff48ca491fdc4bf694284411648f114d1a065a8

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

NADIA KOBLOSH REVOCABLE TRUST

By: ______________________

Name: Nadia Koblosh

Title: Trustee

Doc ID: b991cb6ed0f6b4329529e9921cd4e2b11e9ae097

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

____
Nathan Holtz

Doc ID: dbd97ff340117197a757a4cc6265122c898942ac

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

PHILIP DOYE

Phil Doye

Philip Doye

Doc ID: c4d726c86bf7f2cfa7a817f71d92d4f861a5e937

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

PHILIP MCGARR

____
Philip McGarr

Doc ID: 71da4d2e8bef482eeeb40f73e32c616eca057c99

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

SNH GROUP LLC

By: ______________________________

Name: Tim Chang

Title: Managing Member

Doc ID: ce9ec65bda234e845b53da7e60d7fe9b5dc71379

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

STRUCTUREX CAPITAL LP

By: *Mike Walsh*

Name: Mike Walsh

Title: Managing Partner

Doc ID: 856ea515c8bce45086eddbf87c5ffcad68c2a802

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

TANGRAM CONSULTING GROUP, INC.

By: Britt Fletcher

Name: Britt Fletcher

Title: President

Doc ID: e6c57e6cb80e1ac1a472c4bc040955d37a89ed5c

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

TYLER REEDER

/s/ Tyler Reeder

Tyler Reeder

Doc ID: 2b0314cc7291169890de17ba299dd8c2e99ec557

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

WILLIAM EARL HARTMAN

____
William Earl Hartman

Doc ID: c3a4ffaaf1a6b6a65407c0b9805a83cfd7fbfdb9

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

GAINGELS LG LLC

By:______________________________
Name: David Beatty
Title: Manager, Gaingels, LLC, a Managing Member

Doc ID: 5bccc8ac7d33f9014a24838b2c1c63c09f41fd69

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

PACIFIC PREMIER TRUST CUSTODIAN FBO JORDAN CHIRICO IRA

By: ______________________
Jordan Chirico

Title: IRA OWNER

Address: [redacted]

Email: [redacted]

By: ______________________
Sarah Middleton

Sarah Middleton
Investment Review Assistant
Supervisor

Title: ______________________

SIGNATURE PAGE TO INVESTORS' RIGHTS AGREEMENT

SCHEDULE A

INVESTORS

Name; Address; Email

Structure Ca ital Annex F, LLC
[redacted]

Simple Capital Future Two, LLC
[redacted]

SoGal Ventures I, LP
[redacted]

Nest Builders, LP
[redacted]

Alexis Garcia
[redacted]

Ana Pechenik
[redacted]

Austin Family Revocable Trust
[redacted]

BasePoint Ventures, LLC
[redacted]

Brendan Brazier
[redacted]

Brian Harrison
[redacted]

Brian Swette
[redacted]

Casey Edgar
[redacted]
Email: [redacted]

Christos Konstantakopoulos
[redacted]
Email: [redacted]

D2M2 LLC
[redacted]
Email: [redacted]

David Gendron
[redacted]
Email: [redacted]

Elm Tree LLC
[redacted]
Email: [redacted]

Essex Holdings Ltd.
Fl 3, [redacted]
Email: [redacted]

JAAR LLC
c/o Lizanne Rosenstein
[redacted]
Email: [redacted]

Jarrett Moreno
[redacted]
Email: [redacted]

Laura and David Goone
[redacted]
Email: [redacted]

Masa Partners LLC
[redacted]
Email: [redacted]

Matthew Greene
[redacted]
Email: [redacted]

Matthew R. Trandall and Kimberly C. Trandall, as Trustee of the TRANDALL TRUST dated August 19, 2021 (the "Trandall Trust")
[redacted]
Email: [redacted]

Nadia Koblosh Revocable Trust
[redacted]
Email: [redacted]

Nathan Holtz
[redacted]
Email: [redacted]

Philip Doye
[redacted]
Email: [redacted]

Philip McGarr
[redacted]
Email: p[redacted]

SNH Group LLC
[redacted]
Email: [redacted]

StructureX Capital LP
[redacted]
Email: [redacted]

Tangram Consulting Group, Inc.
[redacted]
Email: [redacted]

Tyler Reeder
[redacted]
Email: [redacted]

William Earl Hartman
[redacted]
Email: [redacted]

Gaingels LG LLC
[redacted]
Email: [redacted]

PACIFIC PREMIER TRUST CUSTODIAN
FBO JORDAN CHIRICO IRA
[redacted]
Email: [redacted]

SCHEDULE B
KEY HOLDERS

Name; Address; Email

Jacob Pechenik

Email: [redacted]

Greg Liberman

Email: [redacted]

Greg Campbell

Email: [redacted]